UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ROYAL DUTCH SHELL PLC 2016 INTERIM DIVIDEND TIMETABLE

The Board of Royal Dutch Shell plc today announced the intended timetable for the 2016 quarterly interim dividends.

2016 Interim Dividend Timetable

	4th Quarter 2015	1st Quarter 2016	2nd Quarter 2016	3rd Quarter 2016
Announcement date	February 4, 2016	April 28, 2016	July 28, 2016	October 27, 2016
Ex-dividend date RDS A ADSs and RDS B ADSs	February 17, 2016	May 11, 2016	August 10, 2016	November 8, 2016
Ex-dividend date RDS A and RDS B shares	February 18, 2016	May 12, 2016	August 11, 2016	November 10, 2016
Record date	February 19, 2016	May 13, 2016	August 12, 2016	November 11, 2016
Scrip reference share price announcement date	February 25, 2016	May 19, 2016	August 18, 2016	November 17, 2016
Closing of scrip election and currency election (See Note)	March 4, 2016	May 27, 2016	August 26, 2016	November 25, 2016
Pounds sterling and euro equivalents announcement date	March 11, 2016	June 6, 2016	September 5, 2016	December 2, 2016
Payment date	March 29, 2016	June 20, 2016	September 19, 2016	December 16, 2016

Note

A different scrip election date may apply to registered and non-registered ADS holders.

Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

The 2016 interim dividend timetable is also available on www.shell.com/dividend

Royal Dutch Shell plc

The Hague, October 29, 2015

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this report, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this [report] are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, October 29, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

We may have used certain terms, such as resources, in this report that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ MCM Brandjes

	Name:	MCM Brandjes
	Title:	Company Secretary

Date: October 29, 2015